Exhibit 99.1

Steel Partners Holdings L.P.
590 Madison Avenue
Suite 3200
New York, New York 10022

March 3, 2017

Independent Members of the Board of Directors
Handy & Harman Ltd.
590 Madison Avenue
New York, NY 10022

Gentlemen:

Steel Partners Holdings L.P. (“SPH” or “we”), a Delaware limited partnership publicly traded on the New York Stock Exchange (the “NYSE”), hereby formally proposes a transaction whereby SPH would acquire all of the outstanding shares of common stock of Handy & Harman Ltd. (the “Company”) not owned by SPH or its subsidiaries (approximately 3.7 million shares, or 30.0% of the outstanding shares) through an appropriate acquisition entity, for a price of $29.00 per share, or approximately $106.7 million of value.

Our proposal contemplates that the Company’s stockholders (other than SPH and its subsidiaries) would receive in total approximately $106.7 million in liquidation preference of SPH 6.0% Series A preferred units that currently trade on the NYSE (the “SPH Preferred”).  SPH contemplates that the additional units of SPH Preferred to be issued in the proposed transaction would also be listed on the NYSE. The SPH Preferred units (1) have a liquidation preference of $25.00 per unit, (2) bear a cumulative distribution at a rate of 6.0% per annum, payable in cash or in kind (or a combination) at the option of SPH, (3) mature on February 7, 2026, and (4) will provide the Company’s stockholders with either cash or SPH common units upon maturity or earlier redemption at the option of SPH. In addition, SPH will offer to repurchase or redeem, for cash on a pro rata basis, on or prior to February 7, 2020, 20% of the SPH Preferred units to be issued in the proposed transaction.

The proposed transaction would enable the Company’s stockholders to receive a high dividend-paying security listed on the NYSE. In addition, we anticipate that the receipt of the SPH Preferred would be tax-free to the Company’s stockholders.

The proposed transaction would be subject to the approval of the Board of Directors of the Company and the negotiation and execution of mutually acceptable definitive transaction documents.  It is our expectation that a special committee of independent directors would be appointed by the Board of Directors of the Company to consider our proposal and make a recommendation to the Board of Directors.  We will not move forward with the transaction unless it results from such a process and is approved by such a special committee.  In addition, the transaction will be subject to a non-waivable condition requiring the approval of a majority of the outstanding shares of the Company not owned by SPH or its affiliates.

We believe that the proposed transaction could be accomplished through a negotiated merger agreement with a customary fiduciary out but without a “go shop.”  Our proposal is not subject to obtaining financing or due diligence, but is subject to execution of definitive transaction documents and other customary conditions for a transaction of this type and size, including obtaining any material consents as well as certain requested administrative relief under the Company’s 2003 agreement with the Pension Benefit Guaranty Corporation.  We are prepared to commence formal discussions as soon as practicable with the special committee.  We recognize that the special committee will have the sole discretion to make a determination not to pursue the proposed transaction.  If the special committee ultimately does not recommend or the public stockholders of the Company do not approve the proposed transaction, such determination would not adversely affect our future relationship with the Company and our current intention would be to remain as a long-term stockholder in the absence of the proposed transaction.

Please be aware that this proposal is an expression of interest only and is not intended to create a legally binding obligation, and no such obligation will exist unless and until a definitive transaction agreement is executed.

We encourage the special committee to retain its own independent legal and financial advisors to assist it in its review.  We look forward to working with the special committee and its advisors to complete a mutually acceptable transaction, and are available at your convenience to discuss any aspects of our proposal.

Please do not hesitate to contact me should you have any questions.

Very truly yours,

STEEL PARTNERS HOLDINGS L.P. By: Steel Partners Holdings GP Inc., its General Partner

By: /s/ Warren G. Lichtenstein
Name: Warren G. Lichtenstein
Title: Executive Chairman